UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Form 6-K (including exhibits hereto) is hereby incorporated by reference into: Form F-3 Registration Statements File No. 333-225467 and Form S-8 Registration Statements File Nos. 333-212417 and 333-187976.

As used in this Report on Form 6-K, “Intelsat,” the “Company,” and “we,” “us,” or “our” refer to Intelsat S.A. together with its consolidated subsidiaries (unless otherwise indicated or the context otherwise requires).

Intelsat S.A. issued a press release on January 14, 2019, announcing the expected retirement of its Chief Financial Officer, Jacques Kerrest. A copy of the press release is attached as an exhibit to this Report on Form 6-K.

Exhibits.

Exhibit Number	Description

99.1	Press Release, dated January 14, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: January 14, 2019	By:	/s/ Michelle Bryan
	Name:	Michelle Bryan
	Title:	Executive Vice President, General Counsel, Chief
Administrative Officer and Secretary